                                                                       EXHIBIT A

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (NASDAQ:VOCL -
NEWS), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that Mr. Joshua Di-nur has joined the company as Chief Financial Officer. He succeeds Mr. Eli Gendler, who is leaving his position after three years to pursue other activities.

Mr. Di-nur brings with him vast financial and management experience with both start-up businesses as well as larger established public and private companies.
Prior to joining VocalTec Mr. Di-nur served as General Manger of ECI Telecom
China, after having previously served as CFO of ECI Telecom's optical division and as CFO of Pelephone Communications Ltd., one of Israel's largest cellular operators. Throughout his career Mr. Di-nur held many executive financial positions in high technology and industrial businesses.

"Mr. Di-nur brings with him vast experience in the financial field," said Ido
Gur, President and CEO of VocalTec, "we are confident that Mr. Di-nur's experience and business leadership will be a great asset to VocalTec and we look forward to the contributions he will bring."

Mr. Gur added, "I would like to thank Mr. Gendler for his dedication and service to the Company. We appreciate his contributions and wish him all the best in his future endeavors."

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

CONTACT:
VocalTec
Gali Rosenthal, +972-9-9703805
gali@vocaltec.com
or
KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com